Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

INVUITY, INC.

at

$7.40 Per Share

Pursuant to the Offer to Purchase

Dated September 24, 2018

by

ACCIPITER CORP.

a wholly-owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT EASTERN TIME AT THE END OF THE DAY ON OCTOBER 22, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

September 24, 2018

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

Accipiter Corp., a Delaware corporation (“Purchaser”), has appointed Innisfree M&A Incorporated to act as Information Agent (the “Information Agent”) in connection with Purchaser’s offer to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Invuity, Inc., a Delaware corporation (“Invuity”), at a price of $7.40 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Purchaser is a wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	the Offer to Purchase;

2.	the Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.

a printed form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

4.	Invuity’s Solicitation/Recommendation Statement on Schedule 14D-9, dated September 24, 2018, which has been filed by Invuity with the U.S. Securities and Exchange Commission; and

5.	a return envelope addressed to Computershare Trust Company, N.A. (the “Depositary”).

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date of the Offer a number of Shares that when added to the Shares already owned by Stryker, Purchaser or any of their wholly-owned subsidiaries, if any, constitutes a majority of the then outstanding Shares, and (b) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. A full description of the Offer conditions is set forth in Section 14 of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight Eastern Time at the end of the day on October 22, 2018, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 10, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Stryker, Purchaser and Invuity. The Merger Agreement provides, among other things, that as soon as practicable after the acquisition of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Invuity (the “Merger”) without a vote of the stockholders of Invuity in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Invuity continuing as the surviving corporation in the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares (i) owned by Invuity as treasury stock or owned by Stryker or Purchaser, if any, which Shares will be cancelled and retired and will cease to exist or (ii) held by a holder who properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, payable to the holder thereon, equal to the Offer Price, upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, Invuity will cease to be a publicly traded company and will become a wholly-owned subsidiary of Stryker. For a description of the Merger Agreement, see Section 12 of the Offer to Purchase.

On September 10, 2018, the board of directors of Invuity (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of, Invuity and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger, (iii) resolved that, subject to the terms and conditions of the Merger Agreement, the Merger shall be effected in accordance with Section 251(h) of the DGCL and (iv) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer and accepted for purchase by Purchaser, Share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, either such Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal, and any other documents required by the Letter of Transmittal must be timely received by the Depositary prior to the Expiration Date. Tender of Shares through guaranteed delivery procedures is not allowed. Under no circumstances will interest be paid on the purchase price for the shares tendered, regardless of any extension of the Offer or any delay in making payment.

Tendering stockholders whose Shares are registered in their own names and who tender their Shares directly to the Depositary in the Offer will not be obligated to pay brokerage fees or commissions, or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of Shares pursuant to the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions and requests for additional copies of the enclosed materials may be directed to us as Information Agent at the address and telephone number set forth below and on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF STRYKER, PURCHASER, THE DEPOSITARY OR THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833